SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Aact of 1934
                         (Amendment No.____________)*


                        Humphrey Hospitality Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   445467103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 25, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.445467103                    13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark H. Tallman

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,170,763
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,170,763
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,170,763

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                          [_]
     [ ]
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

     9.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

CUSIP No.445467103                    13G                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:



________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:



________________________________________________________________________________
Item 2(a).  Name of Person Filing:



________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:



________________________________________________________________________________
Item 2(c).  Citizenship:



________________________________________________________________________________
Item 2(d).  Title of Class of Securities:



________________________________________________________________________________
Item 2(e).  CUSIP Number:



________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to ss 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78o).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78o).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (U>S>C> 80a-8).

     (e)  [_]  An investment adviser in accordance with ss 240.13d-1(b)(1)(ii)
               (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with ss 240.13d-1(b)(1)(ii)(J).

CUSIP No.445467103                    13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          1,170,763
          ______________________________________________________________________
     (b)  Percent of class:

          9.9
          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote __1,170,763___________,


          (ii)  Shared power to vote or to direct the vote_____________________,


          (iii) Sole power to dispose or to direct the disposition of ___1,170,763_____,


          (iv)  Shared power to dispose or to direct the disposition of________


Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss 240.13d3(d)(1).

________________________________________________________________________________
Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


________________________________________________________________________________
Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company or Control Person. If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


________________________________________________________________________________
Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


________________________________________________________________________________
Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


________________________________________________________________________________
Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.445467103                    13G                      Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 25, 2003
                                        ----------------------------------------
                                                        (Date)


                                                 /s/ Mark H. Tallman
                                        ----------------------------------------
                                                      (Signature)


                                                    Mark H. Tallman
                                        ----------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)